January 4, 2008

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC  20549

Dear Mr. Vaughn:

Please accept this letter in response to your comment letter dated December 19, 2007, regarding our Form 10-K for Fiscal Year Ended December 31, 2006.  Our responses to the ten comments are discussed below.  The references correspond to your letter and to our original Form 10-K for Fiscal Year Ended December 31, 2006.

  Non-performing loans, page 22.  You requested our review and revision of disclosure information regarding "potential losses" in accordance with GAAP and Section II.P.1. of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline. After reviewing our disclosure language and applicable guidance, we propose to amend our disclosures in future filings to discuss the allowance for loan losses in terms of probable losses rather than potential losses.  The use of the term "probable" is consistent and better represents our methodology employed in quarterly evaluation of the adequacy of the allowance.  Proposed language for future filings to address this comment is as follows:

Categorization of a loan as non-performing is not in itself a reliable indicator of probable loan losses.  Policy states that the bank shall not accrue interest or discount on (1) any asset which is maintained on a cash basis because of deterioration in the financial position of the borrower, (2) any asset for which payment-in-full of interest or principal is not expected, or (3) any asset upon which principal or interest has been in default for a period of 90 days or more unless it is both well secured and in the process of collection. For purposes of applying the 90 days past due test for the non-accrual of interest discussed above, the date on which an asset reaches non-accrual status is determined by its contractual term.  A debt is well secured if it is secured (1) by collateral in the form of liens or pledges of real or personal property, including securities that have a realizable value sufficient to discharge the debt (including accrued interest) in full, considered to be proceeding in due course either through legal action, including judgment enforcement procedures, or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status.  Loans that represent probable losses are adequately reserved for in the allowance for loan losses.

  Consolidated Statements of Income, page 34.  Your comment requested revised presentation of secondary mortgage fees as a separate line item in Other Income.  We propose to present in future filings income on secondary market mortgage loans as a separate line item titled "Mortgage banking income" under Other Income on the Consolidated Income Statements.  Disclosures related to interest and fees on loans and other income will also be revised to properly reflect this reclassification.
  (through 6) Consolidated Statements of Comprehensive Income, page 35.  Comments No. 3 - 6 request revision to other comprehensive income statements and disclosures to separate unrealized gains (losses) and related tax effects on the available-for-sale securities and the Company's cash flow hedge.  These items were not separated on the December 31, 2006 Form 10-K as the amounts related to the cash flow hedge were considered immaterial.  To clarify the impact of the cash flow hedge, we propose to amend the format of the Consolidated Statements of Stockholders' Equity and Consolidated Statements of Comprehensive Income in future filings to separate the unrealized gains (losses) on available-for-sale securities from the unrealized gain (loss) on the cash flow hedge.  The proposed format is presented using the December 31, 2006, 2005 and 2004 balances and is included as Attachment I to this letter.

  Basis of Presentation, page 38.  You inquired regarding the basis of presentation on the consolidation of First Citizens (TN) Statutory Trusts II, III and IV.  Since adoption of FIN 46R in 2003, the statutory trusts have been deconsolidated and such deconsolidation does not have a material impact on the consolidated financial statements for First Citizens Bancshares, Inc.  Thus, the basis of presentation disclosure was inadvertently not updated.  We propose to amend future filings to clearly disclose the basis of presentation for these trusts as follows:

All dollar amounts set forth below, other than per-share amounts, are in thousands unless otherwise noted.  The consolidated financial statements include all accounts of First Citizens Bancshares, Inc., and its subsidiary, First Citizens National Bank.  First Citizens Capital Assets, Inc., subsidiary of Bancshares, was liquidated in December 2006 with no material impact to consolidated financial statements.  First Citizens (TN) Statutory Trusts II, III and IV are reported under the equity method in accordance with generally accepted accounting principles for Variable Interest Entities.  These investments are included in Other Assets and the proportionate share of income (loss) is included in other non-interest income.  First Citizens National Bank also has two wholly owned subsidiaries, First Citizens Financial Plus and First Citizens Investments, Inc., which are consolidated into its financial statements.

  Note 3-Investment Securities, page 40. Your comment requested that we address our intent regarding available-for-sale securities that have temporary unrealized losses.  We propose to revise disclosure language in future filings as follows:

In reviewing the investment portfolio for other-than-temporary impairment of individual securities, consideration is given to (1) the length of time in which fair value has been less than cost and the extent of the unrealized loss, (2) the financial condition of the issuer, and (3) the positive intent and ability of the Company to maintain its investment in the issuer for a time that would provide for any anticipated recovery in the fair value.

  Note 13-Long Term Debt, page 44.  Your comment requested that we revise to disclose, if true, that the parent company has fully and unconditionally guaranteed the trust preferred securities and that each subsidiary is 100% owned by the parent company.  First Citizens (TN) Statutory Trust II was replaced with First Citizens (TN) Statutory Trust IV in 2007.  We propose disclosure for future filings to read as follows:

In March 2002, First Citizens Bancshares, Inc. formed a wholly owned subsidiary, First Citizens (TN) Statutory Trust under the provisions of the Business Act of Delaware. The subsidiary was formed for the purpose of issuing preferred securities and conveying the proceeds to First Citizens Bancshares, Inc. in exchange for long-term, subordinated debentures issued by First Citizens Bancshares, Inc.  The debentures are the sole assets of the trust.  First Citizens Bancshares, Inc. owns 100% of the common stock of the Trust.

On March 26, 2002, the Company, through its Trust subsidiary, issued 5,000 floating rate Preferred Trust Securities in denominations of $1,000 for a total of $5,000,000, which mature thirty (30) years from the date of issuance. Interest is payable on March 26, June 26, September 26 and December 26 of each year during the term. The interest rate is calculated quarterly equal to the three-month LIBOR interest rate plus 3.6%, provided that prior to March 26, 2007, the interest rate cannot exceed eleven percent (11%).   Responsibilities of the Company concerning the debentures and related documents constitute a full and unconditional guarantee by the Company of the Trust issuer's preferred securities.  In March 2007, First Citizens (TN) Statutory Trust II was terminated and the related debt was refinanced through First Citizens (TN) Statutory Trust IV, which is discussed below.

In March 2005, the Company formed a wholly owned subsidiary First Citizens (TN) Statutory Trust III.  The Trust was created under the Business Act of Delaware for the sole purpose of issuing and selling preferred securities and using proceeds from the sale to acquire long term subordinated debentures issued by Bancshares.  The debentures are the sole assets of the Trust.  First Citizens Bancshares owns 100% of the common stock of the Trust.

On March 17, 2005 the Company through its wholly owned subsidiary, First Citizens (TN) Statutory Trust III, sold 5,000 of its floating rate Preferred Trust Securities at a liquidation amount of $1,000 per security for an aggregate amount of $5,000,000.  For the period beginning on (and including) the date of original issuance and ending on (but excluding) June 17, 2005 the rate per annum is 4.84%.  For each successive period beginning on (and including) June 17, 2005, and each succeeding interest payment date at a rate per annum equal to the 3-month LIBOR plus 1.80%.  Interest payment dates are: March 17, June 17, September 17, and December 17 during the 30-year term.  The entire $5 million in proceeds was used to reduce Bancshares' revolving line of credit with First Tennessee.  Bancshares' obligation under the debentures and related documents constitute a full and unconditional guarantee by the Company of the Trust issuer's obligations under the Preferred Securities.

In March 2007, the Company formed a wholly owned subsidiary First Citizens (TN) Statutory Trust IV.  The Trust was created under the Business Act of Delaware for the sole purpose of issuing and selling preferred securities and using proceeds from the sale to acquire long term subordinated debentures issued by Bancshares.  The debentures are the sole assets of the Trust.  First Citizens Bancshares owns 100% of the common stock of the Trust.

In March 2007, the Company through its wholly owned subsidiary, First Citizens (TN) Statutory Trust IV, sold 5,000 of its floating rate Preferred Trust Securities at a liquidation amount of $1000 per security for an aggregate amount of $5,000,000.  For the period beginning on (and including) the date of original issuance and ending on (but excluding) June 15, 2007 the rate per annum of 7.10%.  For each successive period beginning on (and including) June 15, 2007, and each succeeding interest payment date at a rate per annum equal to the 3-month LIBOR plus 1.75%.  Interest payment dates are: March 15, June 15, September 15, and December 15 during the 30-year term.  The purpose of proceeds was to refinance the debt issued through First Citizens (TN) Statutory Trust II (discussed above) at a lower spread to LIBOR and results in savings of $92,500 annually.  Bancshares' obligation under the debentures and related documents constitute a full and unconditional guarantee by the Company of the Trust issuer's obligations under the Preferred Securities.

  Note 21-Employee Stock Ownership and 401(k) Plans, page 49.  Your comment requested revised disclosures in accordance with paragraph 53 of SOP 93-6 for our Employee Stock Ownership Plan (ESOP).  We propose to revise our ESOP footnote in future Form 10-K filings as follows:

First Citizens National Bank maintains the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan and the First Citizens National Bank 401(k) Plan as employee benefits. The 401(k) plan was adopted October 1, 2000.  The plans provide for a contribution annually not to exceed 25 percent of the total compensation of all participants and affords eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company contributes annually amounts equal to three percent (3%) of total eligible compensation to the 401(k) plan and seven percent (7%) of total eligible compensation to the employee stock ownership plan (ESOP). Total eligible compensation for both plans consists of total compensation subject to income tax.  Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS.   Participants may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Cash contributions to the 401(k) plan totaled approximately $341,000 in 2006, $321,000 in 2005, and $288,000 in 2004.  Cash contributions to the ESOP totaled approximately $780,000 in 2006, $774,000 in 2005 and $680,000 in 2004.  Cash contributions to the 401(k) and ESOP plan are reported in Salaries and Employee Benefits in Other Expenses on the Consolidated Statements of Income.

The ESOP is a non-leveraged plan and all shares owned by the ESOP were allocated to participants as of December 31, 2006 and 2005.  Cash dividends paid by the Company on common stock held by the ESOP are charged to retained earnings.  All shares owned by the ESOP are considered outstanding for earnings per share computations.  In the event a terminated or retired Plan participant desires to sell his or her shares of the Company's stock, or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair market value.  The ESOP owned 730,405 shares of common stock of the Company with an estimated fair value of $24.8 million as of December 31, 2006 and 725,155 shares of common stock of the Company with an estimated fair value of $23.9 million as of December 31, 2005.

As requested, we acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon your approval of the proposed changes included in this letter, we will include these amended disclosures in future filings beginning with the upcoming Form 10-K for the year ended December 31, 2007.  Please contact Laura Beth Butler at 731-288-4580 if you have questions or need additional information.

Very truly yours,

/s/ Jeff Agee                                          /s/ Laura Beth Butler
Jeff Agee                                               Laura Beth Butler
Chief Executive Officer                     Chief Financial Officer

ATTACHMENT I

PROPOSED CHANGE IN FORMAT TO EQUITY STATEMENTS
FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
		(In Thousands)
Net Income For Year	$9,157	$8,665	$8,049
Other Comprehensive Income, Net of Tax:
Net Change in Unrealized Gains (Losses) on Cash Flow Hedge	40	49	158
Net Change in Unrealized Gains (Losses) on Available-
for-Sale Securities	968	(1,734)	(681)
Total Other Comprehensive Income, Net of Tax	1,008	(1,685)	(523)
Total Comprehensive Income	$10,165	$6,980	$7,526

Required disclosures of related tax effects allocated to each component of other comprehensive income:
	- tax	(	- tax
	Amount	or Benefit	Amount
Year Ended December 31, 2006:
Unrealized Gains (Losses) on Cash Flow Hedge	$61	$(21)	$40
Unrealized Gains (Losses) on Available-for-Sale Securities:
Unrealized Gains (Losses) Arising During the Period	1,465	(497)	968
Reclassification Adjustments For Gains Included in Net Income	-	-	-
Unrealized Gains (Losses) on Available-for-Sale Securities, Net	1,465	(497)	968
Net Unrealized Gains (Losses)	$1,526	$(518)	$1,008

Year Ended December 31, 2005:
Unrealized Gains (Losses) on Cash Flow Hedge	$82	$(33)	$49
Unrealized Gains (Losses) on Available-for-Sale Securities:
Unrealized Gains (Losses) Arising During the Period	(2,909)	1,164	(1,745)
Reclassification Adjustments For Gains Included in Net Income	19	(8)	11
Unrealized Gains (Losses) on Available-for-Sale Securities, Net	(2,890)	1,156	(1,734)
Net Unrealized Gains (Losses)	$(2,808)	$1,123	$(1,685)

Year Ended December 31, 2004:
Unrealized Gains (Losses) on Cash Flow Hedge	$263	$(105)	$158
Unrealized Gains (Losses) on Available-for-Sale Securities:
Unrealized Gains (Losses) Arising During the Period	(925)	370	(555)
Reclassification Adjustments For Gains Included in Net Income	(210)	84	(126)
Unrealized Gains (Losses) on Available-for-Sale Securities, Net	(1,135)	454	(681)
Net Unrealized Gains (Losses)	$(872)	$349	$(523)

ATTACHMENT I

PROPOSED CHANGE IN FORMAT TO EQUITY STATEMENTS (CONT'D)
FIRST CITIZENS BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In Thousands, Except Per Share Data)

					Accum.
					Other
	Common Stock			Retained	Compre.	Treasury
	Shares	Amount	Surplus	Earnings	Income	Stock	Total
Balance, January 1, 2004	3,718	$3,718	$15,331	$39,043	$1,308	$(1,454)	$57,946

Net Income, Year Ended December 31, 2004				8,049			8,049
Adjustment of Unrealized Gain (Loss) on
Securities Available-for-Sale, net of tax					(681)		(681)
Adjustment of Unrealized Gain (Loss) on
Cash Flow Hedge, net of tax					158		158
Cash Dividends Paid - $1.12 per Share				(4,091)			(4,091)
Treasury Stock Transitions - Net						(173)	(173)
Balance December 31, 2004	3,718	$3,718	$15,331	$43,001	$785	$(1,627)	$61,208

Net Income, Year Ended December 31, 2005				8,665			8,665
Adjustment of Unrealized Gain (Loss) on
Securities Available-for-Sale, net of tax					(1,734)		(1,734)
Adjustment of Unrealized Gain (Loss) on
Cash Flow Hedge, net of tax					49		49
Cash Dividends Paid - $1.12 per Share				(4,075)			(4,075)
Treasury Stock Transitions - Net						(467)	(467)
Balance December 31, 2005	3,718	$3,718	$15,331	$47,591	$(900)	$(2,094)	$63,646

Net Income, Year Ended December 31, 2006				9,157			9,157
Adjustment of Unrealized Gain (Loss) on
Securities Available-for-Sale, net of tax					968		968
Adjustment of Unrealized Gain (Loss) on
Cash Flow Hedge, net of tax					40		40
Cash Dividends Paid - $1.16 per Share				(4,216)			(4,216)
Treasury Stock Transitions - Net						(97)	(97)
Balance December 31, 2006	3,718	$3,718	$15,331	$52,532	$108	$(2,191)	$69,498